Exhibit 99.1

GSX Techedu Inc. Announces Pricing of Upsized Registered Secondary Public Offering of

American Depositary Shares

BEIJING, China, November 21, 2019 /PRNewswire/ — GSX Techedu Inc. (“GSX” or the “Company”) (NYSE: GSX), a leading online K-12 large-class after-school tutoring service provider in China, today announced the pricing of an upsized registered follow-on public offering by certain selling shareholders of 18,000,000 American depositary shares (the “ADSs” and such offering, the “ADS Offering”), every three ADSs representing two Class A ordinary shares of the Company, at a public offering price of US$14.00 per ADS. The underwriters in the ADS Offering will have a 30-day option to purchase up to 2,700,000 additional ADSs from certain selling shareholders.

The Company will not receive any proceeds from the sale of the ADSs by the selling shareholders.

Credit Suisse Securities (USA) LLC, BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities will act as joint bookrunners for the ADS Offering.

This ADS Offering is being made only by means of a written prospectus forming a part of an effective registration statement. A copy of the prospectus related to this ADS Offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629, Attention: Prospectus Department, telephone: +1 (800) 221-1037; BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, telephone: +1 (800) 294-1322, email: dg.prospectus_requests@baml.com; Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282-2198, Attention: Prospectus Department, telephone: +1 (212) 902-1171, email: prospectus-ny@ny.email.gs.com; or Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005-2836, Attention: Prospectus Group, telephone: +1 (800) 503-4611, email: prospectus.cpdg@db.com.

Registration statements relating to these securities have been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GSX Techedu Inc.

GSX Techedu Inc. is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades as well as foreign language, professional and interest courses. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about GSX’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in GSX’s filings with the SEC. All information provided in this press release is as of the date of this press release, and GSX does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GSX Techedu Inc.

E-mail: ir@baijiahulian.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com